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---------------                           U.S. SECURITIES AND EXCHANGE COMMISSION                  ----------------------------
    FORM 3                                          Washington, D.C. 20549                         OMB APPROVAL

---------------                                                                                    ----------------------------
                                                                                                   OMB Number: 3235-0104

                                                                                                   ----------------------------
                                   INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES         Expires: October 31, 2001

                                                                                                   ----------------------------
                                                                                                   Estimated average burden
                                                                                                   hours per response......0.5
                                                                                                   ----------------------------

                             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
                                   17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                                                 of the Investment Company Act of 1940


1.  Name and Address of Reporting Person           2. Date of Event Re-    4.  Issuer Name and Ticker
                                                   quiring Statement           or Trading Symbol
              SBI and Company                       (Month/Day/Year)
--------------------------------------------------
                                                     July 18, 2002                    Lante Corporation; LNTE
                                                   -------------------     -------------------------------------------------------
                                                   3. IRS Identification   5.  Relationship of Reporting    6.  If Amendment, Date
                                                      Number of Reporting      Person to Issuer                 of Original Filing
     2825 East Cottonwood Parkway, Suite 480          Person, if an Entity     (Check all applicable)           (Month/Day/Year)
---------------------------------------------------      87-0609379
                     (Street)                                                     Director   X  10%  Owner  7.  Individual or Joint/
                                                                              ---           ---                 Group
                                                                                  Officer        Other (specify    (Check Applicable
                                                                              --- (give     ---  below)          Form filed by One
                                                                                   title below)                      --- Reporting
                                                                                                                   Person
                                                                                 ---------------------------    X  Form filed by
                                                                                                               --- More than One
                                                                                                                   Reporting
Salt Lake City,       UT             84121                                                                         Person
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  (City)           (State)          (Zip)

                                                    TABLE 1 - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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----------------------------------------------------------------------------- -------------------------------- ---------------------
1.  Title of Security       2.  Amount of Securities           3.Ownership           4.  Nature of Indirect Beneficial Ownership
    (Instr. 4)                  Beneficially Owned             Form: Direct             (Instr. 5)
                                Instr. 4)                      (D) or Indirect
                                                               (I) (Instr. 5)
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None (1)
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                  SEC 1473 (3-00)
        Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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FORM 3 (CONTINUED)           TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
SECURITIES)


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1.  Title of            2. Date Exercisable and      3. Title and Amount of Securities 4. Conver-     5. Owner-     6. Nature of
    Derivative Security    Expiration Date              Underlying Derivative Security    sion or        ship          Indirect
    (Instr. 4)             (Month//Day/Year)            (Instr. 4)                        Exercise       Form of       Beneficial
                                                                                          Price of       Derivative    Ownership
                        --------------------------------------------------------------    Derivative     Security:     (Instr. 5)
                        Date         Expiration       Title           Amount or           Security       Direct (D)
                        Exercisable  Date                             Number of shares                   or Indirect
                                                                                                         (I)
                                                                                                         (Instr. 5)


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None (1)
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Explanation of Responses
(1)  See joint Filer Information attached hereto and incorporated herein by this referece.

          SBI AND COMPANY, a Utah corporation

         By:  /s/ Mark Ostler
            --------------------------------------
            Mark Ostler, Vice President of Finance                                        August 1, 2002
         ---------------------------------------------                               -----------------------
               ** Signature of Reporting Person                                                Date



   ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to repond to the collection of information contained                                    Page 2 of 3 Pages
in this form are not required to repond unless the form displays a currently                                        SEC 1473 (3-00)
valid OMB number.



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                             JOINT FILER INFORMATION

Joint Filers:                          SBI Holdings Inc. (IRS #87-0609378)
                                       SBI Acquisition Corp. (IRS #74-3053514)

Address of Joint Filers:               2825 East Cottonwood Parkway, Suite 480
                                       Salt Lake City, UT 84121

Designated Filer:                      SBI and Company

Issuer and Ticker Symbol: Lante Corporation; LNTE

Date of Event Requiring
Statement:                             July 18, 2002

Signatures:                            SBI HOLDINGS INC., a Utah corporation        SBI  ACQUISITION  CORP., a Delaware corporation

                                       By:  /S/ MARK OSTLER                         By:   /S/ MARK OSTLER
                                            ---------------------------------             --------------------------------
                                       Mark Ostler, Vice President of Finance       Mark Ostler, Vice President of Finance
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(1)   On July 18, 2002, SBI Holdings Inc. ("Holdings"), SBI and Company ("SBI")
and SBI Acquisition Corp. ("Acquisition" and together with Holdings and SBI, the
"Reporting Persons") entered into an Acquisition Agreement and Agreement and
Plan of Merger (the "Acquisition Agreement") with Lante Corporation ("Lante")
whereby the Reporting Persons would acquire all of the outstanding shares of the common stock of Lante (the "Lante Shares"). Subject to the terms of the
Acquisition Agreement, the Reporting Persons are required to commence a cash tender offer of $1.10 per share for all of the outstanding Lante Shares. Subject to the conditions set forth in the Acquisition Agreement, the tender offer will be followed by a cash-out merger, also at $1.10 per share, pursuant to which the
Reporting Persons would acquire all of the non-tendered Lante Shares. Assuming completion of these transactions, Lante will be a wholly owned subsidiary of the
Reporting Persons.

      Also on July 18, 2002, the Reporting Persons entered into a Stockholders Agreement (the "Stockholders Agreement") with certain Lante shareholders holding approximately 55.6% of the currently outstanding Lante Shares, wherein such shareholders committed to tender their Lante Shares into the Reporting Persons' tender offer. 20,787,032 Lante Shares are subject to the Stockholders Agreement. The purchaser of the Lante Shares in the tender offer would be Acquisition, which is a wholly owned subsidiary of SBI. The tender offer is subject to a number of conditions, including the requirement that at least a majority of the Lante Shares calculated on a fully diluted basis, be tendered into the offer and not withdrawn. Based on the capitalization of Lante at July 16, 2002, the number of shares required to be tendered and not withdrawn is 23,081,513. If at least this number of Lante Shares are not tendered or another condition of the tender offer is not met, the Reporting Persons will not acquire the shares subject to the Stockholders Agreement.

      Pursuant to the cash-out merger, Acquisition will merge with and into Lante, resulting in Lante being a wholly owned subsidiary of SBI. Following the tender offer, the Reporting Persons plan to replace the Lante Board of Directors with nominees of the Reporting Persons. Following the cash-out merger, the Reporting Persons plan to delist the Lante Shares from trading on the NASDAQ National Market and terminate the registration of the Lante Shares under the Securities Exchange Act of 1934, as amended, ending its obligation to file reports with the Securities and Exchange Commission. Page 3 of 3 Pages